UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Atento S.A.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
L0427L204
(CUSIP Number)
Renata Machado
Kyma Capital Limited
22-25 Portman Close
London
W1H 6BS
United Kingdom
Phone: +442033148506
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 06, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: L0427L204

1	NAME OF REPORTING PERSON: Kyma Capital Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,025,023
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,025,023
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,025,023
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.46%
14	TYPE OF REPORTING PERSON CO

CUSIP No.: L0427L204

1	NAME OF REPORTING PERSON: Asheef Lalani I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 107,500
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 107,500
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.68%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: L0427L204

1	NAME OF REPORTING PERSON: Charles Frischer I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 686,404
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 686,404
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 686,404
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.32%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: L0427L204
ITEM 1.	SECURITY AND ISSUER:
This Amendment No. 6 (this "Amendment") relating to the ordinary shares (the "Shares") of Atento S.A., a public limited liability company (societe anonyme) incorporated under the laws of Luxembourg (the "Issuer"), supplements and amends the Schedule 13D jointly filed with the Securities and Exchange Commission (the "Commission") on March 23, 2022 by Kyma Capital Limited ("Kyma Capital"), Asheef Lalani and Charles Frischer (collectively, the "Reporting Persons"), as subsequently amended (as amended, the "Schedule 13D").

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND:
Item 2(a) of the Schedule 13D is hereby amended by adding the following:

On June 6, 2023, the Reporting Persons terminated that certain Amended Agreement as to Joint Filing, effective immediately. Accordingly, the Reporting Persons are no longer members of a group for purposes of Section 13(d), and Asheef Lalani and Charles Frischer shall cease to be Reporting Persons immediately after the filing of this Amendment. The remaining Reporting Person will continue filing statements on Schedule 13D with respect to its beneficial ownership of securities of the Issuer to the extent required by applicable law.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

ITEM 4.	PURPOSE OF TRANSACTION:
Item 4 of the Schedule 13D is hereby amended by adding the following: On June 6, 2023, the Reporting Persons terminated that certain Amended Agreement as to Joint Filing, effective immediately.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a)
Asheef Lalani beneficially owns a total of 67,500 Shares and may be deemed to be the owner of 40,000 Shares issuable upon exercise of Warrants, constituting 0.68% of the 15,451,667 outstanding Shares of the Issuer reported to be outstanding as of November 30, 2022, as reported in the Issuers Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 6, 2022.

Charles Frischer beneficially owns a total of 486,404 Shares and may be deemed to be the owner of 200,000 Shares issuable upon exercise of Warrants constituting 4.32% of the 15,451,667 outstanding Shares of the Issuer reported to be outstanding as of November 30, 2022, as reported in the Issuers Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 6, 2022.

Kyma Capital beneficially owns a total of 840,668 Shares and may be deemed to be the owner of 184,355 Shares issuable upon exercise of Warrants, constituting 6.46% of the 15,451,667 outstanding Shares of the Issuer reported to be outstanding as of November 30, 2022, as reported in the Issuers Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 6, 2022. Ownership disclosure for mandates Kyma Capital manages on a discretionary basis.

(b)
Asheef Lalani has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 107,500 Shares and Warrants beneficially owned by it.

Charles Frischer has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 686,404 Shares and Warrants beneficially owned by it.

Kyma Capital has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 1,025,023 Shares and Warrants beneficially owned by it.

(c)
The Reporting Persons have not entered into any transactions in the Shares of the Issuer during the past 60 days.

(d)
No person other than the Reporting Person(s) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person(s).

(e)
Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
Item 6 of the Schedule 13D is hereby amended by adding the following: On June 6, 2023, the Reporting Persons terminated that certain Amended Agreement as to Joint Filing, effective immediately.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:

CUSIP No.: L0427L204
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 12 2023	Kyma Capital Limited By: /s/ Renata Machado Name: Renata Machado Title: COO
June 12 2023	Asheef Lalani By: /s/Asheef Lalani Name: Asheef Lalani Title:
June 12 2023	Charles Frischer By: /s/Charles Frischer Name: Charles Frischer Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).